                                  Exhibit 99.2
                        Exhibit (a)(1)(B) to Schedule TO
             Letter to Preferred Shareholders dated November 3, 2003

                          [MEDIA SCIENCES LETTERHEAD]

                                           40 Boroline Road, Allendale, NJ 07401
                                                  T 888-376-8348  F 201-236-5986
                                                           www.mediasciences.com

Dear Preferred Shareholder :

On December 10, 2003, Media Sciences will set the final conversion price of the
Series A preferred shares. On that date, it appears that the conversion price will be fixed at $2.00 per share, yielding a maximum of five shares of common stock for each share of Series A preferred.

In the belief that the cash intended to pay dividends could be better used to fund the growth of our business, the Board of Directors has authorized the
Company to propose an Offer of Conversion at $1.00 per share, or ten shares of common for each share of preferred, for those preferred shareholders who forgo all accrued and unpaid interest and dividends.

This Offer of Conversion ends on December 31, 2003.

We are also asking our preferred shareholders for their consent to amend the
Certificate of Designation of the Series A preferred stock ("Amendment Consent")
to include the following provision:

     Add  to Section 4(d):

               Upon conversion, exchange or other transaction with the Company of 50% or more of the originally issued Series A Preferred Stock, such that less than 50% of the originally issued Series A
               Preferred Stock becomes outstanding at any time, upon such event, the remaining outstanding Series A Preferred Stock shall be automatically converted at the Per Share Conversion Price set forth in Section 4(a)(iv), without any further act required of the holder of such preferred stock.

We intend to file an amendment to the Certificate of Designation reflecting the above, upon approval from preferred shareholders representing a majority of the outstanding Series A preferred stock. With this amendment in place, if preferred shareholders representing more than 50% of the preferred shares accept the Offer of Conversion, all outstanding Series A preferred shares, that are not converted pursuant to the Offer of Conversion, will automatically convert to common stock at the expected final conversion rate of $2 per share (or one preferred into five common shares).

We intend to file and seek effectiveness of a registration statement for the resale of the shares of common stock underlying the converted or exchanged
Series A Preferred Stock.

Your agreement to the Board's Offer of Conversion would substantially benefit the Company's balance sheet and cash flow, as well as deliver to you twice as many common shares as you would otherwise receive on conversion of your preferred shares. We believe that the result of all preferred shareholders accepting the Offer of Conversion would be anti-dilutive with respect to current earnings, but may become dilutive in the future as the Company increases its profits.

Our intent is to use the funds that would become available as a result of the conversion to further reduce the Company's debt and to invest in new product development. We believe these measures will increase shareholder value by accelerating the Company's earnings growth.

Enclosed are the following documents, which together with this letter, constitutes the "Conversion Offer and Consent" :

     o    Offer of Conversion and Consent Statement. This includes a section entitled "Summary Term Sheet with Questions and Answers" that is intended to answer most of the anticipated questions.
     o    Preferred Shareholder Election Form: Please make your elections on this form. Please also fill out the Accredited Investor Status section.
     o    Self addressed and stamped envelope for the return of the above documents.

We believe this offer is in the best interests of our preferred shareholders, our common shareholders, and the Company. Should you have any questions, please feel free to contact me directly at 201-236-9311 ext. 211 or by e-mail at
MLEVIN@MEDIASCIENCES.COM . We thank you in advance for your attention to this matter.

Sincerely,

/s/ Michael W. Levin
Michael W. Levin
President and CEO

Date:  November 3, 2003

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